UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 23)*

                                AutoZone, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   053332102
-------------------------------------------------------------------------------
                                (CUSIP Number)

                             John G. Finley, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 27, 2006
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 16 Pages

CUSIP No.053332102                     13D                   Page 2 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     ESL Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    12,195,661
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    12,195,661
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     22,030,756
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     30.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 3 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     ESL Institutional Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    77,771
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    77,771
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     22,030,756
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     30.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 4 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     ESL Investors, L.L.C.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    3,863,801
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    3,863,801
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     22,030,756
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     30.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 5 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Acres Partners, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         5,875,557

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         5,875,557

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,030,756

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 6 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ESL Investment Management, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         19,310

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         19,310

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,030,756

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 7 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RBS Investment Management, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         77,771

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         77,771

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,030,756

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     OO

________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 8 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RBS Partners, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         16,059,462

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         16,059,462

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,030,756

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________

CUSIP No.053332102                     13D                   Page 9 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     ESL Investments, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         22,006,790

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         22,006,790

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,030,756

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

CUSIP No.053332102                     13D                  Page 10 of 16 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Edward S. Lampert

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         22,030,756

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         22,030,756

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     22,030,756

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     30.99%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     IN

________________________________________________________________________________

     This Amendment No. 23 to Schedule 13D (this "Amendment") relates to shares of common stock, par value $0.01 per share (the "Shares"), of AutoZone, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 23 amends the
Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership ("Partners"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), RBS Partners, L.P., a Delaware limited partnership ("RBS"), ESL Investments, Inc., a Delaware corporation ("Investments") and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Partners, Institutional, Investors, Acres, ESLIM, RBSIM, RBS, Investments and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

     (a) This Schedule 13D is being filed by a group consisting of the Filing Persons. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the "ESL Investments Directors and Officers"). Other than the ESL Investments Directors and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

     (b) The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

     (c) RBS is the general partner of Partners and the managing member of Investors. Investments is the general partner of each of RBS and Acres and the manager of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the sole stockholder of Investments and the managing member of ESLIM.

          The principal business of each of Partners, Institutional, Investors, Acres and ESLIM is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of Partners and the managing member of Investors. The principal business of RBSIM is serving as the general partner of Institutional. The principal business of Investments is serving as the general partner of each of RBS and Acres and as the manager of RBSIM. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and Director of Investments and the managing member of ESLIM.

     (d)-(e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) Partners, Institutional, Investors, Acres, ESLIM, RBSIM, RBS, Investments are organized in Delaware, and Mr. Lampert is a citizen of the United States.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

     The Filing Persons purchased the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer. Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Filing Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the

Securities Act of 1933; may distribute Shares to various of their partners or may engage in any combination of the foregoing. Subject to applicable law, the Filing Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice. Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

     On September 27, 2006, Mr. Lampert determined that he will not be standing for re-election to the Board of Directors of the Issuer, in order to devote more time to his other duties at Investments and Sears Holdings Corporation. Also on September 27, 2006, the Issuer announced that the Board of Directors of the Issuer has nominated Theodore W. Ullyot, Executive Vice President and General Counsel of Investments, to fill the position on the Board of Directors vacated by Mr. Lampert. The Issuer's annual meeting, at which the vote for the new Board of Directors will occur, is currently scheduled for December 13, 2006.

     As a result of the Filing Persons' ongoing review and evaluation of the business, the Filing Persons may, through Mr. Ullyot's representation on the Board of Directors and otherwise, continue to communicate with the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

     Other than as described in this Item 4, none of the Filing Persons, nor, to the knowledge of each Filing Person, any individuals listed in response to
Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Filing Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

     (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 22,030,756 Shares (which represents approximately 30.99% of the approximately 71,082,000 Shares outstanding on August 26, 2006, as disclosed in an Issuer press release dated September 19, 2006).

                     NUMBER OF
                       SHARES        PERCENTAGE OF       SOLE           SHARED           SOLE            SHARED
  REPORTING         BENEFICIALLY      OUTSTANDING       VOTING          VOTING        DISPOSITIVE      DISPOSITIVE
   PERSON              OWNED            SHARES           POWER           POWER           POWER            POWER
ESL Partners,
L.P.               22,030,756 (1)       30.99%         12,195,661          0          12,195,661            0

ESL%
Institutional
Partners, L.P.     22,030,756 (1)       30.99%             71,771          0              71,771            0

ESL Investors,
L.L.C.             22,030,756 (1)       30.99%          3,863,801          0           3,863,801            0

Acres Partners,
L.P.               22,030,756 (1)       30.99%          5,875,557          0           5,875,557            0

ESL Investment
Management, LLC    22,030,756 (1)       30.99%             19,310          0              19,310            0

RBS Investment
Managment, LLC     22,030,756 (1)       30.99%             71,771 (2)      0              71,771 (2)        0



                                                                 PAGE 13 OF 16

RBS Partners,
L.P.               22,030,756 (1)       30.99%         16,059,462 (3)      0          16,059,462 (3)        0

ESL Investments,
Inc.               22,030,756 (1)       30.99%         22,006,790 (4)      0          22,006,790 (4)        0

Edward S. Lampert  22,030,756 (1)       30.99%         22,030,756 (1)      0          22,030,756 (1)        0



(1) This number consists of 12,195,661 Shares held by Partners, 71,771 Shares held by Institutional, 3,863,801 Shares held by Investors, 5,875,557 Shares held by Acres, 19,310 Shares held by ESLIM and 4,656 Shares held by Mr. Lampert.

(2) This number consists of 71,771 Shares held by Institutional.

(3) This number consists of 12,195,661 Shares held by Partners and 3,863,801 Shares held by Investors.

(4) This number consists of 12,195,661 Shares held by Partners, 71,771 Shares held by Institutional, 3,863,801 Shares held by Investors and 5,875,557 Shares held by Acres.


     (c) With the exception of a grant on September 1, 2006 of 110 Shares to Mr. Lampert in accordance with the AutoZone, Inc. 2003 Director Compensation Plan, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2006

                                       ESL PARTNERS, L.P.

                                       By:  RBS Partners, L.P., as its general
                                            partner

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       ESL INSTITUTIONAL PARTNERS, L.P.

                                       By:  RBS Investment Management, LLC, as
                                            its general partner

                                       By:  ESL Investments, Inc., as its
                                            manager


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       ESL INVESTORS, L.L.C.

                                       By:  RBS Partners, L.P., as its
                                            managing member

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       ACRES PARTNERS, L.P.

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel

                                       ESL INVESTMENT MANAGEMENT, LLC

                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       RBS INVESTMENT MANAGEMENT, LLC

                                       By:  ESL Investments, Inc., as its
                                            manager


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       RBS PARTNERS, L.P.

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       ESL INVESTMENTS, INC.


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       EDWARD S. LAMPERT


                                       /s/ Edward S. Lampert
                                       ----------------------------------------
                                       Edward S. Lampert

                                  SCHEDULE I

     The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

Name and Business Address   Principal Occupation              Citizenship

Edward S. Lampert           Chairman, Chief                   United States
                            Executive Officer and Director

William C. Crowley          President and Chief               United States
                            Operating Officer

Theodore W. Ullyot          Executive Vice President and      United States
                            General Counsel

Robert Jackowitz            Treasurer                         United States